THE ALGER FUNDS
360 Park Avenue South
New York, New York 10010

August 7, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Amy Miller

Re:                             The Alger Funds (File Nos.: 811-1355, 33-4959)

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds (the “Trust”), transmitted for filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), is Post-Effective Amendment No. 86 (the “Amendment”) under the Securities Act to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment is marked to show changes made in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 84 under the Securities Act to the Registration Statement filed with the SEC on June 9, 2015 pursuant to Rule 485(a)(1) under the Securities Act (“Post-Effective Amendment No. 84”) in order to change Alger Growth Opportunities Fund into Alger Small Cap Focus Fund (the “Fund”) in a stand-alone prospectus (the “Prospectus”) and a stand-alone statement of additional information (the “SAI”).

Comments were provided by telephone to Lisa Moss and Joshua Lindauer by Ashley Vroman-Lee of the Staff on July 27, 2015.  For the convenience of the Staff, comments have been restated below in their entirety and the Trust’s response follows each comment.  References in the responses to the Prospectus and SAI are to those filed as part of Post-Effective Amendment No. 84.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

Fee Table (page 2)

1.                                      Staff Comment:   Please ensure that the footnote in the fee table reflects that the fee waiver must be in place for one year. Please see Instruction 3(e) to Item 3 of Form N-1A.

Response:  The requested change has been made with respect to the Fund.  Additionally, the Fee Waiver Agreement extending the fee waivers for each class of the Fund is included in this filing as an exhibit to Part C.

We note that, while Post-Effective Amendment No. 84 included a stand-alone Prospectus and stand-alone SAI for the Fund, the Amendment includes the combined retail prospectus for Class A, B, and C Shares of all funds in the Trust (the “Retail Prospectus”), a combined institutional prospectus for Class I and Z Shares of all funds in the Trust (the “Institutional Prospectus”), and a combined Statement of Additional Information for all the Funds in the Trust.

Only the summary prospectuses for the Fund will be dated August 7, 2015, and the fee waiver with respect to the Fund will run from that date.  The statutory Retail Prospectus and statutory Institutional Prospectus for the Fund will be dated March 1, 2015, as revised August 7, 2015.  Fee waivers relating to other funds included in the Retail Prospectus and the Institutional Prospectus have not been revised as the summary prospectuses for those funds are not being updated or reprinted at this time.

Principal Investment Strategy (page 3)

2.                                      Staff Comment:   Please add “plus any borrowing for investment purposes” after the statement that “[t]he Fund normally invests at least 80% of its net assets ….”

Response:  The requested change has been made to the Principal Investment Strategy section of the Fund’s Prospectus in both the Retail Prospectus and the Institutional Prospectus.

3.                                      Staff Comment:   The Staff requested clarification of the concentration policy with respect to the industry of concentration.

Response:  Pursuant to comments received from Anu Dubey of the Staff on May 27, 2015, with respect to the preliminary proxy materials filed with the SEC on May 20, 2015, a revised concentration policy was incorporated into the definitive proxy materials filed on June 8, 2015, and carried forward to Post-Effective Amendment No. 84 and the Amendment.

Except as otherwise permitted by the 1940 Act, or interpretations or modifications by, or exemptive or other relief from, the SEC or other authority with appropriate jurisdiction, and disclosed to investors, the Fund may not invest more than 25% of the value of its total assets in the securities of issuers in any single industry, except that this limitation will not be applicable to the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or as otherwise permitted by the SEC, and provided that the Fund will invest at least 25% of its total assets in technology companies focused in the fields of medicine and information.  For this purpose, technology companies are defined as companies engaged in the following industries:  information technology services; biotechnology; health care technology; communications equipment; electronic equipment, instruments and components; health care equipment and supplies; internet software and services; life sciences tools and services; software; health care providers and services; technology hardware, storage and peripherals; pharmaceuticals; and semiconductors and semiconductor equipment.

The Fund’s concentration policy allows the Fund to measure its investments in the thirteen industries enumerated in its concentration policy on an aggregated basis.

Principal Risks (pages 3 and 4)

4.                                      Staff Comment: Please consider adding derivatives disclosure pursuant to Item 4 of Form N-1A as disclosures for options and forward currency contracts are included in Item 9 of the prospectus.

Response:  Options and forward currency contracts are not principal investment strategies for the Fund. The disclosure on page 16 has been revised to indicate that it does not apply to the Fund.  The disclosure is still included in the Item 9 section of the prospectus because it applies to the other funds in the Trust, which are included in the combined prospectus.  We will review the strategies included in the responses to Items 4 and 9 with respect to the other funds as we update them and reprint summary prospectuses.

5.                                      Staff Comment: The Staff requested disclosure if the Fund is concentrating in any one sub-industry (e.g., medical devices).

Response: As noted above in response to Comment 3, the Fund’s concentration policy allows the Fund to measure its investments in the thirteen industries enumerated in its concentration policy on an aggregated basis.

6.                                      Staff Comment: The Staff requested that we consider adding risk headings for principal risks.

Response: The requested change has been made.

7.                                      Staff Comment: The Staff requested that if the concentration is in a specific industry, the fifth bullet point be revised to include a more specific risk disclosure relating to that industry.

Response:  As the Staff noted, Post-Effective Amendment No. 84 included disclosure regarding concentration risk in the fifth bullet.  The sixth and seventh bullets in that disclosure related to specific risks relating to medical technology and information technology.  In response to Comment 6, these bullets have been combined under the heading “Concentration Risk.”  While, as we noted above, the Fund’s concentration policy allows the Fund to measure its investments in the industries listed on an aggregated basis, we believe that the disclosure under the heading Concentration Risk addresses both the risks associated with having a concentration, as well as with the risks associated with the industries in which the Fund concentrates.

Introduction: The Alger Funds (page 15)

8.                                      Staff Comment: The prospectus includes the following statement:

To the extent that the Fund invests in securities other than those that are its primary focus, the investment risks associated with such other investments are described in this Prospectus and Statement of Additional Information. You should read that information carefully.

Please consider stating that these are not principal risks of the Fund.

Response: In response to both this comment, and comment 4, above, we have revised the language as follows:

Each Fund may invest in other securities that are not its principal strategy.  The investment risks associated with such other investments are not principal risks of the Fund.  These strategies and risks are described in the Statement of Additional Information.  You should read that information carefully.

This language has been moved to the end of the Item 9 disclosure of principal strategies and risks, before the heading Management and Organization.  The language included here previously stated, “[o]ther securities the Funds may invest in, along with certain risks, are discussed in the Funds’ Statement of Additional Information (see back cover of this Prospectus).”

This language is repetitive, and has been deleted.

Principal Investment Strategies and Related Risks (page 16)

9.                                      Staff Comment: Please confirm that all of the investments listed in this section in response to Item 9 of Form N-1A are included in the section responding to Item 4 of Form N-1A.

Response:  We note that the Post-Effective Amendment No. 84 related solely to the Fund, and the Amendment includes the other funds in the Trust.  The Item 4 information is included in the summary prospectus for each fund, while the Item 9 information is common to all funds in the Trusts.  We have compared the securities included in the section responding to Item 4, and have noted where an investment discussed in the Item 9 section applies to specific funds and not to all the funds in the Trust.  As we noted in response to Comment 4, we have also deleted disclosure about investments that are not principal strategies of any funds in the Trust.

We confirm that, with respect to the Fund, the disclosure included in response to Item 4 matches the disclosure included in response to Item 9.  As we noted in our response to Comment 4, above, we will review the strategies included in the responses to Items 4 and 9 with respect to the other funds as we update them and reprint summary prospectuses.

Securities Lending (page 20)

10.                               Staff Comment: Please include the risks and costs involved in securities lending, or if securities lending is not a principal strategy of the Fund, include such disclosure in the SAI.

Response:  As securities lending is not a principal strategy for the Fund, the disclosure has been deleted from the prospectus.  The disclosure in the SAI includes the risks related to securities lending.  We note, with respect to costs involved in securities lending, that securities lending is a strategy used to produce income, and results in income to a fund.  A fund that engages in securities lending pays a percentage of the income earned to the securities lending agent, but the practice produces net income.  (If securities lending did not result in net income for a fund, the Fund would not engage in securities lending).  The Fund does not pay fees in order to engage in securities lending although, as with any security transfer, the Fund’s custodian charges a reasonable fee for the receipt and delivery of loaned securities.

Manager (page 21)

11.                               Staff Comment: The staff noted that the stated management fee is 85 basis points and asked whether the Fund has a breakpoint.

Response:  Alger Growth Opportunities Fund had a management fee of 85 basis points for the first $1 billion in assets, and 75 basis points for assets in excess of $1 billion.  The Trust’s Board of Trustees approved a lower management fee of 75 basis points for the Fund, without any breakpoints.  A revised schedule to the Trust’s Investment Advisory Agreement memorializing this lower management fee for the Fund is included in this filing as an exhibit to Part C.

Administrator (page 22)

12.                               Staff Comment: Please confirm that the 0.0275% fee charged pursuant to the Fund Administration Agreement is included in “Other Expenses” in the Fund’s fee table.

Response:  We confirm that the 0.0275% fee charged pursuant to the Fund Administration Agreement is included in “Other Expenses” in the Fund’s fee table.

Statement of Additional Information

13.                               Staff Comment: The Staff requested that we consider including a plain English example of how to calculate the 300% asset coverage.

Response: We are considering how to explain this concept in plain English, and are considering revising this language in the future.

I represent that the filing does not include any disclosure that would render it ineligible to become effective pursuant to Rule 485(b) under the Securities Act.

Should members of the Staff have any questions or comments regarding the Amendment, they should call me at 212.806.8833 or lmoss@alger.com.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc: Hal Liebes, Esq.